UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                THE LION BREWERY, INC.
                                ----------------------
                                   (Name of Issuer)

                        COMMON STOCK, PAR VALUE $.01 PER SHARE
                        --------------------------------------
                            (Title of Class of Securities)


                                     536192 10 7
                                     -----------
                                    (CUSIP Number)

                                   Quincy Partners
                                     P.O. Box 154
                                 Glen Head, NY  11545
                                   (516) 759 - 1752
          ----------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications)

                                     MAY 7, 1996
                      ------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                                          Page 1 of 7 Pages
                                                               -    -

                                     SCHEDULE 13D


          CUSIP No.  536192 10 7             Page  2  of  7  Pages
                     -----------                  ---    ---
          ---------------------------------------------------------------
          1     NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Lion Partners Company L.P.
                EIN #11-3190653
          ---------------------------------------------------------------
          2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                    (b) [ ]
          ---------------------------------------------------------------
          3     SEC USE ONLY

          ---------------------------------------------------------------
          4     SOURCE OF FUNDS*

                OO
          ---------------------------------------------------------------
          5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]
          ---------------------------------------------------------------
          6     CITIZENSHIP OR PLACE OF ORGANIZATION

                New York
          ---------------------------------------------------------------
                        7     SOLE VOTING POWER
          NUMBER OF
                                        1,495,184
          SHARES        -----------------------------------------------
                        8     SHARED VOTING POWER
          BENEFICIALLY
                                        -0-
          OWNED BY      -----------------------------------------------
                        9     SOLE DISPOSITIVE POWER
          EACH
                                        1,495,184
          REPORTING     -----------------------------------------------
                        10    SHARED DISPOSITIVE POWER
          PERSON WITH
                                        -0-
          ---------------------------------------------------------------
          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                              1,495,184
          ---------------------------------------------------------------
          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                         [ ]
          ---------------------------------------------------------------
          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              39.2%
          ---------------------------------------------------------------
          14    TYPE OF REPORTING PERSON*

                              PN
          ---------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D


          CUSIP No.  536192 10 7        Page  3  of  7  Pages
                     -----------             ---    ---
          ---------------------------------------------------------------
          1     NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Quincy Partners
                EIN #13-6695721
          ---------------------------------------------------------------
          2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                    (b) [ ]
          ---------------------------------------------------------------
          3     SEC USE ONLY

          ---------------------------------------------------------------
          4     SOURCE OF FUNDS*

                OO
          ---------------------------------------------------------------
          5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]
          ---------------------------------------------------------------
          6     CITIZENSHIP OR PLACE OF ORGANIZATION

                New York
          ---------------------------------------------------------------
                        7     SOLE VOTING POWER
          NUMBER OF
                                        1,545,184
          SHARES        -----------------------------------------------
                        8     SHARED VOTING POWER
          BENEFICIALLY
                                        -0-
          OWNED BY      -----------------------------------------------
                        9     SOLE DISPOSITIVE POWER
          EACH
                                        50,000
          REPORTING     -----------------------------------------------
                        10    SHARED DISPOSITIVE POWER
          PERSON WITH
                                        1,495,184
          ---------------------------------------------------------------
          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                              1,545,184
          ---------------------------------------------------------------
          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                         [ ]
          ---------------------------------------------------------------
          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              40.6%
          ---------------------------------------------------------------
          14    TYPE OF REPORTING PERSON*

                              PN
          ---------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          Item 1.  Security and Issuer
                   -------------------

                The issuer of the shares of common stock, par value $.01 per share (the "Common Stock"), to which this Schedule 13D relates is The Lion Brewery, Inc., a Pennsylvania corporation (the "Company").

          Item 2.  Identity and Background
                   -----------------------

                The persons filing this Schedule 13D are:

                (1) Lion Partners Company L.P., a New York limited partnership ("Lion Partners"). The address of the principal office and the principal business of Lion Partners is P.O. Box 154, High Farms Road, Glen Head, New York 11545. Lion Partners was formed for the purpose of investing in the Company. Its sole asset is shares of Common Stock of the Company; and

                (2) Quincy Partners, a New York limited partnership ("Quincy Partners"). The address of the principal office and the principal business of Quincy Partners is P.O. Box 154, High Farms Road, Glen Head, New York 11545. Quincy Partners is a management and buyout firm.

                Neither Lion Partners nor Quincy Partners has been convicted in any criminal proceeding during the last five years.

                Neither Lion Partners nor Quincy Partners has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction or is or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          Item 3.  Source and Amount of Funds
                   --------------------------

                Lion Partners owned 1,495,184 shares of Common Stock on May 1, 1996 when the Company became subject to the reporting requirements of the Securities Exchange Act of 1934 pursuant to an effective registration statement with respect to the Common Stock. Lion Partners purchased such shares in October 1993 for a total purchase price of $2.1 million.

                The additional 50,000 shares of Common Stock being reported by Quincy Partners on this Schedule 13D were purchased by Quincy Partners on May 7, 1996 in a public offering of the Common Stock of the Company for a total purchase price of $300,000. Quincy Partners purchased such shares using its working capital.

          Item 4.  Purpose of Transaction
                   ----------------------

                The 50,000 shares of Common Stock of the Company were purchased by Quincy Partner to increase its investment in the Company.

          Item 5.  Interest in Securities of the Issuer
                   ------------------------------------

                Lion Partners beneficially owns 1,495,184 shares of Common Stock, representing 39.2% of the total outstanding shares of Common Stock. Lion Partners has sole power to direct the vote of these shares and sole power to direct the disposition of the shares.

                Quincy Partners beneficially owns 1,545,184 shares of Common Stock, representing 40.6% of the total outstanding shares of Common Stock. With respect to the 1,495,184 shares of Common Stock owned by Lion Partners, Quincy Partners shares the power to direct the vote and power to direct the disposition of such shares. See Item 6 below. With respect to the 50,000 shares of Common Stock directly owned by Quincy Partners, Quincy Partners has sole power to direct the vote and sole power to direct the disposition of such shares.

          Item 6.  Contracts, Arrangements, Understandings, or
                   -------------------------------------------
          Relationships With Respect to Securities of the Issuer
          ------------------------------------------------------

                Lion Partners beneficially owns 1,495,184 shares of Common Stock of the Company, representing 39.2% of the total outstanding shares of Common Stock of the Company. Quincy Partners is the sole general partner of Lion Partners and owns a 20% interest in the profits of Lion Partners. Pursuant to the Agreement of Limited Partnership Agreement of Lion Partners (the "Partnership Agreement"), Quincy Partners, as general partner, is responsible for conducting the affairs of Lion Partners, and the limited partners of Lion Partners have no right to participate in the management or conduct of the partnership's affairs nor any power or authority to act for or on behalf of the partnership in any respect whatsoever. The sole general partner of Quincy Partners is Sans Peur Corporation. Donald J. Sutherland is the 100% owner and president of Sans Peur Corporation.

                The power of Quincy Partners to dispose of any property of Lion Partners, including the shares of Common Stock of the Company, is limited. Pursuant to the Partnership Agreement, Quincy Partners may not sell any or all of the property of the partnership without the consent of at least two-thirds of the partners based upon the partners' relative interests in the partnership expressed as a percentage of capital contributed to the partnership. Certain of the limited partners of Lion Partners, representing 30.94% of the partnership interests, are affiliated with Quincy Partners, Sans Peur Corporation and/or Donald J. Sutherland. Mr. Sutherland disclaims beneficial ownership of the Common Stock owned by Lion Partners except to the extent of shares of Common Stock attributable to: his 5.95% limited partnership interest in Lion Partners; his wife's 5.95% limited partnership interest; an aggregate of 5.95% limited partnership interest held in trust for the benefit of

          Mr. Sutherland's five children; the Sans Peur Corporation Retirement Plan's 11.9% limited partnership interest; and Quincy Partner's 1.19% limited partnership interest.

                As general partner of Lion Partners, Quincy Partners has authority to vote or direct the vote of Lion Partner's shares of Common Stock of the Company.

                In addition, Mr. Sutherland is Chairman of the Board of the Company. He holds currently exercisable options to purchase 12,891 shares of Common Stock of the Company at the exercise price of $6.00 per share.

          Item 7.       Material to be filed as Exhibits
                      --------------------------------

                Not applicable.

                                      SIGNATURES
                                      ----------


                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.



                              LION PARTNERS COMPANY L.P.


                               /s/ Donald J. Sutherland
                              -----------------------------
                              By:  Donald J. Sutherland
                              Title:  President of General Partner of
                                      General Partner


                              QUINCY PARTNERS


                               /s/ Donald J. Sutherland
                              ----------------------------
                              By:  Donald J. Sutherland
                              Title:  President of General Partner


          Dated:  May 8, 1996